JENNIFER CONVERTIBLES, INC.
                    419 CROSSSWAYS PARK DRIVE
                       WOODBURY, NY 11797
                          516-496-1900








July 8, 2005

Mr. Michael Moran
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Jennifer Convertibles, Inc.
          Form 10-K, for the year ended August 28, 2004
          Form 10-Q, for the quarter ended February 26, 2005
          File No. 1-9681

Dear Mr. Moran:

The following are your comments and our responses to your comment letter to us dated June 22, 2005. We hope that you find our responses sufficient and we look forward to resolving any issues that you may have.

          FORM 10-K FOR THE YEAR ENDED AUGUST 28, 2004

Item 7.  Management's Discussion and Analysis of Financial
Condition and Results of Operations, page 11

1. We have read your response to our comment 6 in our letter dated February 11, 2005 relating to the decrease in your working capital position during fiscal 2004 of more than $4 million. In response to our comment you state that your cash flows will be improved by the elimination of the shortfall payments which totaled $1.2 million in 2004 and the royalty payment of $400,000. Please tell us and revise your disclosures in future filings to explain why you believe the elimination of previously required cash payments of $1.6 million provides you cash flows in 2005 that will be sufficient to fund operations.

     In future filings the Company will disclose the following:

     The Company believes that its supply chain from China is now in place and the Company believes it has a clear marketing strategy that will capitalize on this supply chain shift. The Company believes it's on the correct path to return to profitability, which should provide additional cash flow sufficient to fund operations.

     Also, the Company is in final negotiations to enter into a collateral agreement with our major supplier. We believe that this agreement will be a tremendous benefit to our company. This purchase credit facility will provide us with more extended payment terms from this supplier which can lead to about a $4M to $5M cash flow benefit to us, depending on the time of year.


2. We have read your response to our comment 8 in our letter dated February 11, 2005. The $1.113 million disclosed in footnote (1) appears to represent a contractual obligation for you to pay this amount to the Private Company. Please revise your disclosures in future filings to include the


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     $1.113 million annual payment to the Private Company or
     provide us a further explanation as to the reason why you believe it is not appropriate to do so.

     In future filings, the Company will revise its disclosures to include any contractual obligations to the Private
     Company as it relates to warehouse leases, as long as they remain applicable.

Item 15.  Exhibits and Financial Statements

(a)(1)  Financial Statements

Notes to Consolidated Financial Statements
Note 2 Summary of Significant Accounting Policies, pages F-7 to F-11

General

3. We note your response to our comment 12 in our letter dated February 11, 2005 regarding the types of allowances and credits you receive from vendors. Please show us what your revised disclosures will look like in future filings.

     In future filings, the Company will include the following revised disclosure:

     Purchase allowances of $836 (2004), $1,162 (2003) and $1,447
     (2002) were obtained from Klaussner, which reduced cost of sales. The Company receives a purchase price reduction from Klaussner in exchange for the Company assuming responsibility for and incurring any costs of warranty work that has to be performed on merchandise acquired from this vendor. The price reduction relates to all purchases and is recorded as a reduction in the cost of the merchandise purchased, and is included in cost of sales upon sale of the merchandise.

     In addition to the price reduction, the Company also receives a price reduction from Klaussner on all of its purchases relating to how the merchandise is shipped to the Company. Such credits are also recorded as reductions in the cost of the merchandise purchased, and are included in cost of sales upon sale of the merchandise.


4.   We note your response to our comment 13 in our letter dated
     February 11, 2005 relating to the types of amounts you include in the selling, general and administrative expense line item.
     Please show us what the revised disclosures will look like in future filings.

     The Company does not believe it is required to disclose the types and amounts of selling, general and administrative expenses in Notes to Consolidated Financial Statements.


5. We note your response to comment 15 in our comment letter dated February 11, 2005. Please confirm that you will disclose in future filings that you have no equity interest in the Private Company. Refer to paragraph 4 of SFAS 57.

     In future filings, the Company will disclose that it has no equity interest in the Private Company.


Merchandise Inventory, page F-7

6. Reference is made to your response to comment 17 in our comment letter dated February 11, 2005. Based on the information provided in your response, please revise your disclosures on page F-15 to clarify that you own all inventory on hand since special order materials are recorded upon receipt until transferred to the Private Company.




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     In future filings, the Company will revise its disclosure as follows:

     Transactions with the Private Company:

     The Company purchased merchandise for itself, the LPs, the Unconsolidated Licensees and the Private Company. During the fiscal years ended August 28, 2004, August 30, 2003 and August 31, 2002, approximately $10,978, $10,232 and $11,537, respectively, of inventory at cost was purchased by the Private Company and the Unconsolidated Licensees through the Company. These transactions are not reflected in the consolidated statements of operations of the Company and do not impact the Company's earnings. The Company receives the benefit of any vendor discounts and allowances in respect of merchandise purchased by the Company on behalf of the LPs and certain other licensees. The Private Company receives the benefit of any discounts refunded or credited by suppliers in respect of merchandise purchased by the Private Company through the Company. Except for "special orders" representing goods with fabric specially ordered by a customer of a Private Company store, which are transferred to the Private Company when the merchandise is received by the Company at its warehouse, the Company maintains title to inventory purchased on behalf of the Private Company until the Private Company sells it. The Company is solely responsible for payment to the merchandise vendors.


     The Company acknowledge that (i) it is responsible for the adequacy and accuracy of the disclosures in its Annual Report on Form 10-K for the year ended August 28, 2004 and its Form 10-Q for the quarter ended November 27, 2004; (ii) the staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it will not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions, please do not hesitate to contact us.


     Sincerely,
     JENNIFER CONVERTIBLES, INC.

     By: /s/ Harley J. Greenfield

     Harley J. Greenfield
     Chairman of the Board and Chief Executive Officer












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